Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Friday October 11, 2024

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation
MSBAI	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	50,000	Expiry of option or other convertible security without exercise or conversion	15/10/2024

Refer to next page for full details of the announcement

Part 1 - Announcement Details

1.1 Name of +Entity

MESOBLAST LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	**Registration Number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is

New announcement

1.5 Date of this announcement

11/10/2024

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

50,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

15/10/2024

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,141,784,114

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	69,436,208
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAQ : ADS WARRANTS 2	227,502

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.